

June 21, 2013

<u>Via E-mail</u>
Chris Lucas
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **Form 6-K filed April 16, 2013**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Lucas:

We have reviewed your filings and response letter dated March 5, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1. In your letter to us dated October 18, 2010, you discussed your contacts with Cuba, Sudan, and Syria. It appears from the disclosure on page 322 that you continue to maintain legacy guarantees related to Syria. In addition, publicly-available information indicates that you have a correspondent banking relationship with Byblos Bank, which operates in Sudan and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Cuba or Sudan, or disclosure beyond the limited information on

page 322 regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided or intend to provide into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

2. Please discuss for us the materiality of the contacts with Cuba, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Risk Review, page 69

Credit Risk, page 80

3. Please refer to our previous comment 3 in our letter dated February 1, 2013. We note that you utilize a 12 month roll rate model to estimate losses on the interest only loans for which you have provided an extension. Please address the following:

- Tell us how you considered a borrower's ability to repay the principal at the end of the loan, particularly in light of the fact that they needed an extension of the interest only period on their current term.

- Tell us in more detail why you choose to extend the interest only periods for an average extension of 6.5 years, which appears significant relative to the original loan period. As part of your response, clarify if the length of the extension period was requested by the borrower and discuss your process for evaluating the length of the extension period you would grant.

- Similarly, given that these loans are not repaid until maturity and that borrowers may be in a situation where they are able to make interest payments but remain unable to repay the loan at maturity, please tell us how you determined that using a 12 month period to estimate losses was appropriate, particularly given the average 6.5 year extension period.

- We note that you say that any increase in the probability of default related to these loans results in an increase in the probability of default (PD) levels but it is unclear from your response how. Please provide additional information about how any higher risk related to these loans is appropriately reflected in your PD rates.

Principal Home Loan Portfolios – Distribution of Balances by LTV (Updated Valuations), page 96

4. We note your disclosure in footnote (b) that valuation weighted LTV, used for the UK, South Africa and Italy portfolios, is the ratio between total outstanding balance and the value of total collateral held against these balances. Please clarify whether you are determining LTVs at an individual account level first, and then doing a weighting approach, or whether this methodology is performed entirely at a portfolio level. As part of your response, please consider providing an illustrative calculation of how both the valuation weighted LTV and balance weighted LTV calculation is performed to clearly illustrate the differences between these two methodologies.

Wholesale Forbearance Programmes, page 103

5. Please refer to prior comment 12 in our letter dated February 1, 2013 regarding the successfulness of your forbearance programs. Please tell us and revise future filings to disclose any procedures performed at the date of modification or subsequent to determine the probability of default under the new terms to ensure that your allowance for loan losses was timely capturing all losses inherent in these loans at the reporting date. In this regard, it would seem that information was available, whether or not you tracked it, to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods. Disclose any alternative procedures performed to ensure you adequately captured this risk during each reported period for both your wholesale and retail forbearance programs. If you did not perform any additional procedures, please specifically disclose that fact.

Funding Risk – Capital, page 126

Movement in RWAs, page 129

6. Your disclosure on page 130 indicates that you had an £18 billion increase in operational risk weighted assets during the year driven by a recalibration of risk scenarios taking into account risk events impacting Barclays and the banking industry. Please tell us and revise future filings to disclose in more detail what these scenarios were and why they caused risk weighted assets to increase so significantly. Also, tell us whether these

operational risk scenarios are driven by regulatory guidance to consider certain events and risks uniformly among the industry, or whether the change was internally driven based on your continuous model review process.

7. Please also revise your disclosure to address the following related to the £12 billion increase in market risk within Investment Bank due to VaR model scope and the sovereign incremental risk charge:

- Explain the specific changes to your VaR model scope and why they caused risk weighted assets to increase, particularly in light of the tabular disclosure on page 129 that reflects that risk weighted assets in modelled VaR for the Investment Bank has decreased by £4 billion. If the increase is due to the netting of a decrease of RWAs due to modelled VaR and an increase due to the sovereign incremental risk charge, please present these two items separately and revise your future filings to present the causes of increases separately from the causes of decreases.

- Clarify the difference between the sovereign incremental risk charge captured as part of this £12 billion increase and the £4.7 billion increase due to the introduction of minimum loss given default parameters for sovereign exposures.

- Tell us the drivers behind these methodology changes.

Notes to Financial Statements, page 199

Note 10 - Tax, page 208

8. You disclose an adjustment for prior years that appears to have a material impact on your current income tax expense. Please tell us and revise future filings to disclose what this adjustment relates to in enough detail for a reader to understand whether your past results are indicative of future trends.

Note 13 – Trading Portfolio, page 213

9. We note your disclosure on page 125 that you have both commodity derivative positions and physical commodity positions, and that your physical commodity positions are held at fair value and reported under the trading portfolio. Please respond to the following:

- Tell us whether all of your physical commodity positions are held by your broker-dealer subsidiary, and if not, tell us the name of the subsidiary holding these positions.

- Clarify whether you factor in the costs to sell these commodity positions into the value recognized in the financial statements, and if not, please tell us why, and how you considered the guidance in paragraph 5 of IAS 2.

- Clarify how both the commodity derivative positions and physical commodity positions are reflected in the trading portfolio table in Note 13.   In this regard, we note that page 125 indicates that you have a net fair value liability of £834 million related to your OTC commodity derivative positions, but in Note 13 your total commodity trading liabilities are £73 million.

Note 18 - Fair value of financial instruments, page 219

Discounting approaches for derivative instruments, page 229

10. We note your disclosure that during 2012, a fair value adjustment (FVA) was applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives. Please expand your disclosure in future filings to address the following, and provide us with your proposed disclosures:

- Disclose the amount of this adjustment for each reported period.

- Clarify in more detail how the FVA methodology is applied.   For example, you disclose that the amount is "driven by the impact of discounting future expected uncollateralised cash flows to reflect the cost of funding…" but you do not specifically discuss how this amount is calculated. Please describe in detail how you develop the discount rate(s) and the timing of when the cash flows are discounted. Please clarify if cash flows are netted and, if so, the purpose and timing of the cash flow netting as it relates to the discounting step.

- Your disclosure that you take "into account observed traded levels on uncollateralised derivatives and other relevant factors" indicates that you may make adjustments to the results determined under your model. If so, specifically state the amounts and reasons for each type of adjustment. Also, discuss whether you make any adjustments to account for a potential double count between this measure and your DVA adjustment.

- Tell us if hedge collateral affects the FVA estimate.

- Tell us whether you apply FVA adjustments to individual uncollateralised derivative positions that are not fair valued under the portfolio fair value election, or whether they are they only applied when you elect to value a portfolio containing offsetting market risk positions.

- Tell us whether you have observed FVA in exit prices, and if so, describe the scenarios and types of instruments where you have been able to observe them.

- Discuss whether there have been any changes to your models in regards to how FVA is calculated. Also, tell us whether the FVA amounts change significantly from period to period, and if so, the factors that drive the significant changes in the amount.

Note 24 - Goodwill and intangible assets, page 236

11. Please refer to prior comment 7 in our letter dated February 1, 2013 where you discuss your methodology for determining the carrying value of your UKRBB cash generating unit (CGU). In your response, you discuss the fact that during 2012, you determined that fully allocating shareholders' funds on a pro forma basis based on UKRBB's share of group risk weighted assets provided a better estimate of the carrying value of the CGU, and you discuss that this change would have reduced the headroom by which the recoverable amount exceeded the net asset value for the UKRBB CGU by £1.7 billion as of December 31, 2011. Please describe any procedures you perform to validate the reasonableness of the amount determined as the carrying value of the UKRBB CGU based on your methodology. To the extent that the level of procedures performed would change depending on the level of headroom that exists, please describe the additional procedures you would perform at that time, and the threshold at which those additional procedures would be required based on your policy.

Note 31 – Subordinated liabilities, page 247

12. We note your disclosure that the 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration should the Core Tier 1 or Common Equity Tier 1 Capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the terms. Please provide us with your analysis supporting how you have accounted for these instruments under IFRS.

Additional Information, page 317

Changes in Net Interest Income – Volume and Rate Analysis, page 335

13. We note that "total change" amounts for the individual categories (loans and advances to banks, available for sale investments, etc.) do not reconcile to the changes in these individual categories in Note 3 – Net Interest Income. However, we note that the total net movement in net interest income (£562 million) shown on page 336 does agree to the net change in net interest income on the face of the consolidated income statement. Please tell us, and provide clarifying disclosure in future filings, explaining the reasons

the individual categories cannot be reconciled to the amounts in Note 3 and provide any clarifying disclosure explaining how investors should use and evaluate this information.

Form 6-K filed April 16, 2013

14. We note your disclosure that the adoption of IFRS 10 had the effect of you consolidating some entities that were not previously consolidated and deconsolidating some entities that were previously consolidated, with the principal effect being the consolidation of entities in the investment bank with credit market exposures. Please respond to the following:

- Clarify the entities that have been deconsolidated as a result of the adoption of IFRS 10 and provide a summary of the factors considered in reaching the conclusion to deconsolidate those entities.

- Discuss the primary factors considered in reaching the conclusion to consolidate the entities in the investment bank holding the credit market exposures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,
/s/ Stephanie J. Ciboroski

Stephanie Ciboroski
Senior Assistant Chief Accountant